WOODSIDE
AUSTRALIAN ENERGY

02 OCT 31 AM 8:29

16 October 2002

02055707

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to the Appointment of Directors, lodged with the Australian Stock Exchange on 16 October 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

REBECCA SIMS
Administration Officer

dw 11/4

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 16 October 2002

APPOINTMENT OF DIRECTORS

The Board of Woodside Petroleum Ltd. today announced that two new non-executive Directors will be appointed to the Board, effective 1 December 2002. They are Mr Erich Fraunschiel and Dr Pierre Jungels.

Mr Fraunschiel was formerly an Executive Director and the Chief Financial Officer of Wesfarmers Limited from 1992 until his retirement in July 2002, having joined that company in 1984. He is currently a Non-Executive Director of West Australian Newspapers Holdings Limited and Foodland Associated Limited.

Dr Jungels is the current President of the Institute of Petroleum based in the United Kingdom. From 1996 to 2001 he served as a Director and Chief Executive Officer of Enterprise Oil Plc. From 1995 to 1996 he was the Managing Director of Exploration and Production of British Gas plc, and from 1975 to 1995 he worked for Petrofina SA of Belgium, the last six years as Executive Director of the main Board responsible for exploration and production world-wide and as group co-ordinator for Africa. He is a Director of Imperial Tobacco Plc and of Offshore Logistics, Inc.

The Chairman of Woodside Petroleum Ltd., Mr Charles Goode, said "The appointment of the two new non-executive directors strengthens the Board. Mr Fraunschiel is Perth-based and will bring to the Board senior financial and general business experience. He will chair the Company's Audit Committee. Dr Jungels is London-based with extensive international exploration and development experience."

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
David Craig, Investor Relations Manager
W: (08) 9348 6735 M: (0418) 944 670